Exhibit 99.1

Global-e Reports Third Quarter 2025 Results

Quarterly GMV, Revenue and Adjusted EBITDA results at or above top end of guidance ranges

Third Quarter 2025 Free Cash Flow increases 246% year-over-year to $73.6 million

PETAH-TIKVA, Israel, November 19, 2025 - Global-e Online Ltd. (Nasdaq: GLBE) the platform powering global direct-to-consumer e-commerce, today reported financial results for the third quarter of 2025. Global-e achieved 33% GMV growth, 25% revenue growth, and 33% Adjusted EBITDA growth.

“Our Q3 results were at or above the top end of all our guidance metrics. Our performance this quarter was driven by both new and existing merchants that are leveraging our platform to gain traction and grow in an increasingly complex global e-commerce environment,” said Amir Schlachet, Founder and CEO of Global-e. “As we continue to grow in scale and sophistication, bringing innovative new value-added services to the market and leveraging our unique data-driven know-how to generate value for our merchants like never before, our leadership position and competitive moat continues to widen.”

Q3 2025 Financial Results

•	GMV[1] in the third quarter of 2025 was $1,512 million, an increase of 33% year over year

•	Revenue in the third quarter of 2025 was $220.8 million, an increase of 25% year over year, of which service fees revenue was $103.5 million and fulfillment services revenue was $117.3 million

•	Non-GAAP Gross Profit[2] in the third quarter of 2025 was $102.1 million, an increase of 24% year over year. GAAP Gross Profit in the third quarter of 2025 was $99.6 million

•	Non-GAAP Gross Margin[2] in the third quarter of 2025 was 46.3%, compared with 46.7% in the third quarter of 2024. GAAP Gross Margin in the third quarter of 2025 was 45.1%

•	Adjusted EBITDA[3] in the third quarter of 2025 was $41.3 million compared to $31.1 million in the third quarter of 2024, an increase of 33% year over year

•	Net profit in the third quarter of 2025 was $13.2 million compared to a net loss of $22.6 million in the third quarter of 2024

•	Net cash from operating activities in the third quarter of 2025 was $74.3 million compared with $30.3 million in the third quarter of 2024

•	Free Cash Flow in the third quarter of 2025 was $73.6 million, compared with $29.9 million in the third quarter of 2024

Recent Business Highlights

•	Launched with well-known brands across geographies and verticals, including:

o	North America: Everlane, Aritzia, and October's Very Own (Drake's fashion brand)

o	UK and Europe: Coach (part of the Tapestry group), Browns Fashion (formerly part of Farfetch), Chloe (part of the Richemont group), Le Coq Sportif, and D1 Milano watches

o
Asia-Pacific: Bandai Spirits (Japanese toy and collectibles company), Mihara Yasuhiro, Beauty of Joseon, Paper Shoot (first Taiwanese brand to sign with Global-e), and Blackbough Swimwear (first Global-e merchant out of the Philippines)

o	Sporting goods vertical: Takomo Golf (Finnish DTC golf brand), Fly Sports (UK-based sports equipment brand) and Loop Tackle (Scandinavian fly-fishing gear company)

•	Expanded our scope of business with several merchants this quarter, including:

o	Figs expanded into South Korea and a number of Latin American markets

o	Helmut Lang, the New York-based fashion brand, and the merchandise division of JYP Entertainment, one of the largest K-Pop labels and production companies, both expanded into Japan

o	Bang & Olufsen and Tom Ford both opened a number of new European markets

o	Burberry and Pair Eyewear both expanded into Mexico

o	Vuori added more than 10 countries, including Japan, Italy, Spain and several Nordic countries

•	Saw increased adoption of 3B2C and duty drawback solutions among merchants looking to optimize for the effects of new tariffs programs

•	For the new Shopify Managed Markets flow, most of the development has been completed and it is currently in beta-testing

•	Announced Board authorization of $200 million share repurchase program

Q4 2025 and Full Year Outlook

Global-e is introducing fourth quarter guidance and is raising the full year guidance as follows:

	Q4 2025	FY 2025	Previous FY 2025
(in millions)
GMV (1)	$2,195 - $2,315	$6,404 - $6,524	$6,220 - $6,520
Revenue	$318.5 - $334.5	$944.1 - $960.1	$921.5 - $971.5
Adjusted EBITDA (3)	$74.3 - $888.7	$185.6 - $200.0	$180 - $200

1 Gross Merchandise Value (GMV) is a key operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, November 19, 2025.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-800-717-1738
International Toll:	1-646-307-1865

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

The press release with the financial results will be accessible on the Company’s Investor Relations website prior to the conference call.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues
•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses.

•	Free Cash Flow, which Global-e defines as net cash provided by operating activities less the purchase of property and equipment.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

The aforementioned key performance indicators and non-GAAP financial measures are used, in conjunction with GAAP measures, by management and our board of directors to assess our performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, for financial and operational decision-making, to evaluate the effectiveness of Global-e’s business strategies, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non-GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

This press release contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future strategy and projected revenue, GMV, Adjusted EBITDA and other future financial and operational results, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets as well as anticipated trends and challenges in our business and the markets in which we operate, are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, our rapid growth and growth rates in recent periods may not be indicative of future growth; the ability to retain merchants or the GMV generated by such merchants; the ability to retain existing, and attract new merchants; our business acquisitions and ability to effectively integrate acquired businesses; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platforms to meet those needs; our ability to implement and use artificial intelligence and machine learning technologies successfully; our ability to compete in our industry; our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; our history of net losses; our ability to manage our growth and manage expansion into additional markets; increased attention to ESG matters and our ability to manage such matters; our ability to accommodate increased volumes during peak seasons and events; our ability to effectively expand our marketing and sales capabilities; our expectations regarding our revenue, expenses and operations; our ability to operate internationally; our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices; our ability to adapt to changes in mobile devices, systems, applications, or web browsers that may degrade the functionality of our platforms; our operation as a merchant of record for sales conducted using our platform; regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with; compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions; our business’s reliance on the personal importation model;  our ability to securely store personal information of merchants and shoppers; increases in shipping rates; fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations; our ability to offer high quality support; our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms; our dependency on the continued use of the internet for commerce; our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence evolves; the effect of the situation in Ukraine on our business, financial condition and results of operations; our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants; our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies; our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees; litigation for a variety of claims which we may be subject to; the adoption by merchants of a direct to consumer model; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to maintain our corporate culture; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; our ability to accurately estimate judgments relating to our critical accounting policies; changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies; requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so; global events such as war, health pandemics, climate change, macroeconomic events and the recent economic slowdown; risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders; risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,400 brands and retailers across North America, EMEA and APAC, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Alan Katz
Global-e Investor Relations
IR@global-e.com

Press Contact:
Sarah Schloss
Headline Media
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	September 30,
	2024	2025
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$254,620	$251,383
Short-term deposits	183,475	242,658
Accounts receivable, net	41,171	33,623
Prepaid expenses and other current assets	84,613	97,869
Marketable securities	36,345	58,382
Funds receivable, including cash in banks	122,984	107,211
Total current assets	723,208	791,126
Property and equipment, net	10,440	11,448
Operating lease right-of-use assets	24,429	21,478
Deferred contract acquisition and fulfillment costs, noncurrent	3,787	4,033
Long-term investments and other long-term assets	8,313	9,053
Commercial agreement asset	66,527	8,557
Goodwill	367,566	375,399
Intangible assets, net	59,212	57,418
Total long-term assets	540,274	487,386
Total assets	$1,263,482	$1,278,512
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$79,559	$56,355
Accrued expenses and other current liabilities	141,551	156,267
Funds payable to Customers	122,984	107,211
Short term operating lease liabilities	4,347	4,831
Total current liabilities	348,441	324,664
Long-term liabilities:
Long term operating lease liabilities	20,510	19,142
Deferred tax liabilities, net	-	454
Other long-term liabilities	1,098	1,260
Total liabilities	$370,049	$345,520

Shareholders’ equity:
Share capital and additional paid-in capital	1,425,317	1,455,622
Accumulated comprehensive income	515	3,951
Accumulated deficit	(532,399)	(526,581)
Total shareholders’ equity	893,433	932,992
Total liabilities and shareholders’ equity	$1,263,482	$1,278,512

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
Revenue	$175,971	$220,779	$489,852	$625,538
Cost of revenue	95,913	121,133	269,078	344,137
Gross profit	80,058	99,646	220,774	281,401

Operating expenses:
Research and development	26,989	30,820	77,203	89,691
Sales and marketing	62,681	38,399	179,725	146,294
General and administrative	11,420	13,351	36,956	37,012
Total operating expenses	101,090	82,570	293,884	272,997
Operating profit (loss)	(21,032)	17,076	(73,110)	8,404
Financial expenses, net	1,189	3,103	5,392	255
Profit (loss) before income taxes	(22,221)	13,973	(78,502)	8,149
Income taxes	343	790	(1,445)	2,331
Net profit (loss) attributable to ordinary shareholders	$(22,564)	$13,183	$(77,057)	$5,818
Net profit (loss) per share attributable to ordinary shareholders, basic	$(0.13)	$0.08	$(0.46)	$0.03
Net profit (loss) per share attributable to ordinary shareholders, diluted	$(0.13)	$0.07	$(0.46)	$0.03
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	167,687,940	170,306,114	166,955,128	169,819,973
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, diluted	167,687,940	175,965,453	166,955,128	175,834,067

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
Operating activities
Net profit (loss)	$(22,564)	$13,183	$(77,057)	$5,818
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation	543	605	1,584	1,712
Share-based compensation expense	9,708	10,323	29,620	29,174
Commercial agreement asset	37,432	8,026	111,161	57,970
Amortization of intangible assets	4,408	4,822	14,410	13,626
Changes in accrued interest and exchange rate on short-term deposits	(146)	(550)	(120)	(2,775)
Unrealized loss (gain) on foreign currency	(2,396)	(1,149)	914	(8,671)
Accounts receivable	(26,754)	(3,285)	(29,254)	7,709
Prepaid expenses and other assets	(7,122)	(1,696)	6,145	(6,486)
Funds receivable	(5,629)	6,929	(11,931)	(6,137)
Long-term receivables	88	(409)	500	(606)
Funds payable to customers	21,961	14,835	9,188	(15,772)
Operating lease ROU assets	1,026	970	2,700	2,994
Deferred contract acquisition costs	(425)	(94)	(1,060)	(405)
Accounts payable	6,355	3,448	(8,559)	(23,251)
Accrued expenses and other liabilities	15,326	19,056	(1,673)	13,233
Deferred taxes	(1,053)	-	(3,915)	-
Operating lease liabilities	(503)	(717)	(2,546)	(927)
Net cash provided by (used in) operating activities	30,255	74,297	40,107	67,206
Investing activities
Investment in marketable securities	(1,070)	(3,605)	(2,797)	(23,284)
Proceeds from marketable securities	1,549	1,568	2,960	3,266
Purchases of short-term investments	(103,509)	(96,706)	(191,753)	(281,678)
Purchases of long-term investments	-	(134)	(1,152)	(134)
Proceeds from short-term investments	64,000	109,257	158,250	220,316
Purchases of property and equipment	(398)	(715)	(1,853)	(2,703)
Payments for business combinations, net of cash acquired	-	(17,757)	-	(17,757)
Net cash provided by (used in) investing activities	(39,428)	(8,092)	(36,345)	(101,974)
Financing activities
Exercise of Warrants to ordinary shares	-	-	2	-
Proceeds from exercise of share options	586	583	1,639	984
Net cash provided by financing activities	586	583	1,641	984
Exchange rate differences on balances of cash, cash equivalents and restricted cash	2,396	1,149	(914)	8,671
Net increase (decrease) in cash, cash equivalents, and restricted cash	(6,191)	67,937	4,489	(25,113)
Cash and cash equivalents and restricted cash—beginning of period	279,277	238,632	268,597	331,682
Cash and cash equivalents and restricted cash—end of period	$273,086	$306,569	$273,086	$306,569

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2024		2025		2024		2025
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	1,133,520		1,512,174		3,145,068		4,208,572
Adjusted EBITDA (a)	31,059		41,261		83,665		111,295

Revenue by Category
Service fees	82,564	47%	103,455	47%	233,060	48%	290,291	46%
Fulfillment services	93,407	53%	117,324	53%	256,792	52%	335,247	54%
Total revenue	$175,971	100%	$220,779	100%	$489,852	100%	$625,538	100%

Revenue by merchant outbound region
United States	93,605	53%	112,517	51%	253,346	52%	330,554	53%
United Kingdom	41,397	24%	47,527	22%	127,097	26%	130,747	21%
European Union	27,961	16%	41,704	19%	81,078	16%	113,972	18%
Israel	444	0%	1,210	0%	1,073	0%	2,027	0%
Other	12,564	7%	17,821	8%	27,258	6%	48,238	8%
Total revenue	$175,971	100%	$220,779	100%	$489,852	100%	$625,538	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
	(Unaudited)
Gross Profit	80,058	99,646	220,774	281,401

Amortization of acquired intangibles included in cost of revenue	2,204	2,486	7,796	6,881
Non-GAAP gross profit	82,262	102,132	228,570	288,282

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
	(Unaudited)
Net profit (loss)	(22,564)	13,183	(77,057)	5,818
Income tax (benefit) expenses	343	790	(1,445)	2,331
Financial expenses (income), net	1,189	3,103	5,392	255
Stock-based compensation:
Cost of revenue	294	267	654	788
Research and development	4,173	4,679	13,138	12,805
Selling and marketing	1,544	1,645	4,308	4,715
General and administrative	3,697	3,733	11,520	10,866
Total stock-based compensation	9,708	10,323	29,620	29,174

Depreciation and amortization	543	605	1,584	1,712

Commercial agreement asset amortization	37,432	8,026	111,161	57,970

Amortization of acquired intangibles	4,408	4,822	14,410	13,626

Merger related to contingent consideration	-	84	-	84

Acquisition related expenses	-	325	-	325

Adjusted EBITDA	31,059	41,261	83,665	111,295

Global-E Online Ltd.
RECONCILIATION TO Free Cash Flow
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
Net cash (used in) provided by operating activities	30,255	74,297	40,107	67,206
Purchase of property and equipment	(398)	(715)	(1,853)	(2,703)
Free Cash Flow	29,857	73,582	38,254	64,503